Exhibit d.17

As of January 1, 2008

LETTER AGREEMENT

The Managers Funds (the “Trust”)

800 Connecticut Avenue

Norwalk, Connecticut 06854

Re: Expense Limitation and Recoupment Agreement

Ladies and Gentlemen:

This Letter Agreement documents (i) an undertaking by Managers Investment Group LLC (the “Adviser”) to limit the total operating expenses of the Managers International Equity Fund, Managers Emerging Markets Equity Fund, and Managers Global Bond Fund, each a series of the Trust (each a “Fund” and collectively the “Funds”) and (ii) our agreement regarding the extent to which the Adviser will, under certain circumstances, receive payment from the Trust, on behalf of the Funds, as recoupment of certain amounts paid, waived or reimbursed by the Adviser to the Funds in fulfillment of a voluntary undertaking by the Adviser to limit the expenses of the Funds. This Letter Agreement shall terminate with respect to a Fund in the event the Investment Management Agreement between the Trust and the Adviser terminates with respect to the Fund.

From time to time hereafter, the Adviser may voluntarily undertake to waive its advisory fee payable by each Fund and/or payor reimburse each Fund’s expenses such that the Fund’s total annual operating expenses do not exceed a certain amount (the “Expense Cap”). If the Adviser undertakes an Expense Cap for a Fund, the Trust, on behalf of the Fund, will be obligated to pay the Adviser all amounts previously paid, waived or reimbursed by the Adviser with respect to the Fund pursuant to such Expense Cap, provided that the amount of such additional payment in any year, together with all other expenses of the Fund, in the aggregate, would not cause the Fund’s total annual operating expenses in any such year to exceed the amount of the Expense Cap, and provided further that no additional payments by the Trust will be made with respect to amounts paid, waived or reimbursed by the Adviser more than thirty-six (36) months after the date the Fund accrues a liability with respect to such amounts paid, waived or reimbursed by the Adviser.

Any payments by the Trust under this Letter Agreement shall be in addition to all amounts otherwise payable to the Adviser as an advisory fee for services to the Funds under the Investment Management Agreement with the Trust.

Effective as of the date of this agreement and until at least May 1, 2009, the Adviser hereby undertakes to limit the total annual operating expenses (exclusive of taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary items) of the Managers International Equity Fund, the Managers Emerging Markets Equity Fund, and the Managers Global Bond Fund to 1.48%, 1.77%, and 1.10%, respectively, of average daily net assets of each Fund.

A copy of the Agreement and Declaration of Trust of the Trust is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or trustee of the Trust in his or her capacity as an officer or trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding on any of the trustees, officers or shareholders individually, but are binding only upon the assets or property of the Trust.

Sincerely,

Managers Investment Group LLC

By:	/s/ Keitha L. Kinne
Name:	Keitha L. Kinne
Title:	Chief Operating Officer
Date:	As of January 1, 2008

ACKNOWLEDGED AND ACCEPTED

The Managers Funds

By:	/s/ Donald S. Rumery
Name:	Donald S. Rumery
Title:	Treasurer and Chief Financial Officer
Date:	As of January 1, 2008